Exhibit 99.2

12 August 2004

INTERIM RESULTS 2004

Good results

•	Group combined operating ratio (COR) 99.7%
•	Ongoing business[5] COR 93.6%
•	Group operating result[1] £301m
•	Group operating profit[1] £192m – up over 60%

Strong performance from ongoing operations

•	UK business COR 93.5% – strong commercial result and further improvement in personal
•	Strong performance in Scandinavia COR 92.9%
•	International (including Canada) continues to produce excellent result with COR of 96.0%
•	Continued improvement in Canada COR 97.8%

Strategy in action

•	Focus on general insurance with announced sales of UK and Scandinavian Life operations; clean exit achieved removing balance sheet risk
•	A balanced portfolio of general insurance businesses with strong market positions
•	Codan approaches reviewed and will not be pursued – we remain committed to the market
•	US transition remains on track – results as expected

Capital position

•	Actions since beginning of year have improved group level regulatory solvency by £1.6bn
•	Optimisation of debt capital structure actioned
•	Remain confident of complying with new regulatory capital regime
		Restated	[6]
	6 Months	6 Months
	2004	2003
Revenue
General business net premiums written	£2,488m	£3,654m

Combined Ratios
- Ongoing operations[5]	93.6%	—
- Overall	99.7%	99.3%

Group operating result (based on LTIR) [1]	£301m	£351m
Group operating profit (based on LTIR) [1,2]	£192m	£119m

Interim dividend per ordinary share (after adjusting for rights issue)	1.65p	1.62p

Balance sheet		Restated	[6]
	30 June	31 December
	2004	2003
Shareholders' funds	£2,814m	£2,986m
Net asset value per share [3,4]	101p	107p

Press Release

Andy Haste, Chief Executive of Royal & Sun Alliance Insurance Group plc commented:

“We’ve made strong progress on executing our strategy during the half while producing another set of good results from our ongoing businesses. With the successful sale of UK and Scandinavian Life we will have completed our long term goal of exiting life business to focus on general insurance. This is a major step forward and will significantly derisk our balance sheet. Together with the work to optimise our debt structure it will also strengthen our capital position and gives us confidence of complying with the new regulatory regime.”

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 4027
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Julius Duncan (Finsbury)
Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7970 407394

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; restructuring plans, our expense savings, completion of disposals, losses related to the US financial enhancement products,capital and solvency requirements in the UK, regulatory position in the US, effect of litigation on the Company’s financial position, delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

1	For more details on longer term investment return see note 2 on page 9
2	For more details on Group operating profit see page 5
3	For more details on net asset value per share calculation see page 8
4	Adding back equalisation provisions net of tax
5	For more details on ongoing operations see page S9
6	See note 1 on page 9

Press Release	1

This has been an important six months for the Group with good results across all of our ongoing businesses and significant progress in the delivery of our strategy of running general insurance businesses with strong market positions. The combined operating ratio (COR) for the first half of 2004 from our ongoing businesses was 93.6% and our total COR was 99.7%. We have set out the main CORs in the table below. The Group operating result for the half year was £301m and the Group operating profit was £192m.

With the recently announced sale of our UK Life operations we will have completed our strategic exit of the long term savings market to focus on general insurance. This is a major step forward for the Group. We will have achieved a clean exit from the life market and provided certainty for our shareholders. Policyholders are transferring to a company whose strategic focus is the management of closed life funds.

Business Performance

Total Combined Operating Ratio	2004 – H1	2003 – H1	Improvement/ (Deterioration)
	%	%
UK Personal	97.4	100.3	+2.9
UK Commercial	91.9	94.4	+2.5

UK Total	93.6	97.1	+3.5
Scandinavia	92.9	96.8	+3.9
International	97.2	97.4	+0.2
US	200.2	107.4	(92.8)
Australia/New Zealand (disposed in 2003)	—	95.7	—

Total Group	99.7	99.3	(0.4)

Total Ongoing	93.6	—	—

Performance improvements have continued across all of our ongoing businesses. For the first half of the year, the UK, Scandinavia and International achieved sub 100% combined ratios. Within International, Canada performed particularly well with a COR of 97.8%. We’ve achieved these results by focusing on underwriting and claims discipline and driving down costs, and these actions will ensure we meet our target cross cycle 100% combined ratio for our ongoing businesses as we move forward.

The US transition continues on track but the result, as highlighted at the first quarter, is challenging. Non standard auto delivered a strong result (COR 91.6%). The planned reduction in premiums and expenses elsewhere in the business continues to adversely impact the result and will continue to do so for the rest of the year. Management are taking the right actions and we are making progress.

Across the Group our annualised cost savings programme continues on track with £168m now achieved. We remain confident of reaching the total £270m target.

Strategic Development

Since the start of the year the Group has taken significant action to deliver its strategic objectives. In particular, we have announced the sale of the Codan and UK Life operations and have exited a number of non core general insurance operations. In addition, we have further strengthened the capital position by rewording our Eurobonds to ensure compliance under the new regulatory capital regime and raising Upper Tier II debt capital, part of which was used to repay our Yen denominated subordinated loan.

In aggregate these strategic and capital actions have improved our Group level regulatory capital position by £1.6bn and our risk based capital by £1.1bn. We remain confident of complying with the forthcoming regulatory changes.

Summary

Following the actions taken since the start of the year, we now have a well balanced portfolio of businesses with strong market positions. In the UK we are the second largest general insurer, with leading positions in both commercial and personal. In Scandinavia we have a good business that is well positioned in its market. We will not be pursuing the approaches that we have received for Codan but, as with all of our businesses, will continue to explore ways to strengthen our position further and enhance the value of our business. Our International businesses are performing strongly and while we may make further minor changes to this portfolio, the major actions have been completed. While the process will continue to be challenging, we have made significant progress in delivering on our strategy of running general insurance businesses that deliver sustainable upper quartile performance.

Andy Haste, Group CEO
Royal & SunAlliance

Press Release	2

OPERATIONS REVIEW

General Business Result*

The general business result* for the first half was a profit of £277m (2003: £338m) with a COR of 99.7% (2003: 99.3%), including the US result. The 93.6% COR for our ongoing businesses was very encouraging.

UK

The UK continued to produce strong results in the first half with an overall combined ratio of 93.6% (2003: 97.1%).

The commercial result for the first half was good with a COR of 91.9% (2003: 94.4%). This reflects our continued drive to achieve technical price in all of our commercial lines. This is particularly evident in the property portfolio where the COR at 82.3% again shows excellent performance.

Personal lines performance continued to improve with a combined ratio of 97.4% (2003: 100.3%). There were improvements in both MORE TH>N, COR 97.9% (2003: 101.1%) and intermediated COR 100.4% (2003: 103.0%).

Overall commercial premiums, excluding the effect of the Munich Re quota share, were 4% down on 2003 as we reinforced our focus on price over volume. As expected we are seeing rates plateauing in certain lines of business.

As anticipated, following the sale of the UK Healthcare & Assistance business in 2003 and the cessation of renewals on the HBoS book of business from 1 January 2004, overall personal lines premiums fell by 25%. Net of quota share, personal intermediated premiums fell by 57%, reflecting the significant restructuring of the motor book during 2003 and the HBoS exit, while MORE TH>N premiums grew by 3% over the year reflecting both a highly competitive market in the first half and our commitment to maintaining price. Policy growth in motor of 10% was encouraging in this competitive environment.

Scandinavia

Scandinavia produced a COR of 92.9%, nearly 4 points better than the first half of 2003. This excellent result reflects significant operational improvements particularly in commercial.

The commercial result was strong with an improvement in COR from 93.8% to 87.2%. Swedish commercial produced a COR of 82.2% (2003: 95.0%) resulting from reduced claims frequency, as our active claims management approach began to feed through. The Swedish commercial result also benefited from a fall in large claims. Danish commercial, with a COR of 91.8% (2003: 92.5%) continued to see the rewards of the strong rating actions taken in the last couple of years.

Personal lines also saw an improvement in COR from 99.9% to 98.1%. This was particularly driven by Danish personal lines where the COR has improved by 6 points, to 92.4% due to the improved performance of the household portfolio.

Premiums grew by 8% overall excluding the effects of currency and Munich Re, driven by 15% underlying growth in Swedish personal lines.

International

All of the components of International produced sub 100 CORs for the first half. As with other businesses, this was achieved while taking a prudent view of claims development.

Our Canadian combined ratio of 97.8% is 3.5 points better than 2003. Both the household and property accounts have achieved a reduction in large losses and seen improved claims frequency. There has been some premium reduction following the work to restructure the portfolio, however Johnson continues to generate strong premium growth while achieving a better than planned loss ratio.

Other Europe & Middle East had a strong first half with a COR of 96.8%. Both markets are benefiting from actions taken over the last couple of years. Ireland achieved improved large loss performance and benefited from relatively benign weather. The Italian motor account performed well and the loss ratio in casualty improved by nearly 6 points. The Middle East continued to produce good results.

Latin America & Caribbean produced a COR of 95.8% (2003: 90.8%). All continuing operations reported good results and achieved sub 100% combined ratios.

Asia produced a COR of 98.8% (2003: 95.1%). Our focus on writing for profit and not volume has led to a reduction in commercial premium income.

* See note 2 on page 9

Press Release	3

US

The result of our ongoing business in the US (primarily non standard auto) continues to be excellent with a combined ratio of 92.4% for the half year. The result for non standard auto was 91.6% for the half year.

Plans to stabilise the US operation continue to progress as expected. However, as flagged at the first quarter, the successful execution of the reduction in premiums and expenses has adversely impacted the results in the first half and the operating loss for the business was £58m. Implementation of the transition plan is proceeding as expected.

Business Transformation Programme

The results for the first half reflect the significant progress we have continued to make with our portfolio restructuring initiatives, the actions we have taken in claims and underwriting and the progress we have made on our disposal programme. We have now achieved annualised cost savings of £168m. Much of these savings have come from the UK where, in total, we have reduced the number of premises that we occupy from 93 to 34 and headcount by 6,000. There is more to do across the business and there are a number of planned actions that will be implemented throughout the remainder of this year, with particular emphasis on our underwriting, claims and expense capabilities.

Press Release	4

Ongoing Business Result

The Group has made significant progress this year in restructuring operations through disposal, closure or transfer of renewal rights.

The statistical analysis included in the Supplementary Information of this release includes an analysis of the Group’s general business underwriting result separating ongoing operations from those that have been disposed or closed.

Contingent Liability

As announced with the six months results 2003, the Group commissioned an independent review of its general business claims provisions from Tillinghast, the consulting actuaries. This review confirmed that the existing Group claims provisions were in a reasonable range, however the Tillinghast estimate was some £800m higher. Following the review, more work was undertaken by internal and external actuaries in validating the claims position.

An amount of £563m was charged to the 2003 result, which, with a favourable exchange rate movement of £37m, leaves a balance of £200m as a contingent liability.

The £200m remains a potential liability for future adverse claims development. It reflects the inherent uncertainty in determining some aspects of general business claims provisions, in particular very long tail business and claims dependent on court judgments.

Although it is not necessary or appropriate to set the £200m up as an actual liability at this time, it is deducted in arriving at the Group’s risk based capital position.

In future quarters the requirement will be reassessed and any specific allocation to local operations (when it would be established as a claims provision) will be identified and disclosed.

Current Year / Prior Year

The underwriting loss for the half year of £50m includes £33m of adverse prior year underwriting development reflecting our prudent view of claims development and minor developments in the US. The combined ratio of the Group for the current accident year was 99.6% compared to the published 99.7%.

Life Business Result

The life business result of £57m shows a £18m decrease on 2003. The majority of the decline is as a result of the disposal of the Promina (Australia and New Zealand) life operations and La Construccion in Chile, during 2003.

Other Activities Result

The analysis of the other activities result is as follows:

	6 Months	6 Months
	2004	2003
	(unaudited)	(unaudited)
	£m	£m
Non insurance activities	(2)	(15)
Associates	12	13
Central expenses	(39)	(30)
Investment expenses	(18)	(16)
Loan interest	(21)	(26)
Balance of LTIR	35	12

Other activities result	(33)	(62)

The loss for non insurance activities has fallen following the disposal of Sequence, the UK estate agency business. Associates includes the Mutual & Federal (South Africa) result up to the date of disposal, which was completed in Q2 2004.

Group Operating Profit*

The difference of £109m (2003: £232m) between Group operating result* and Group operating profit* was comprised of a number of items outlined below.

Movements comprise charges in respect of interest on dated loan capital of £29m (2003: £28m), an increase in equalisation provisions of £18m (2003: £15m), amortisation of goodwill of £9m (2003: £13m), amortisation of goodwill in acquired claims provisions of £7m (2003: £10m), amortisation of the present value of acquired in force business of nil (2003: £67m), and reorganisation costs of £46m (2003: £99m).

* See note 2 on page 9

Press Release	5

Other Profit & Loss Movements

The main difference between Group operating profit* and profit for the period attributable to shareholders is short term investment fluctuations and loss on disposal of subsidiary undertakings. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each year’s PBT and is one of the main reasons that we use Group operating result based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period has a charge of £189m (2003: surplus of £85m) reflecting the impact of rising bond yields on the value of the bond portfolio.

Other movements also include the loss on disposal of subsidiaries and other businesses of £21m (2003: £4m).

After a tax charge of £47m (2003: £97m) and eliminating minority interests of £18m (2003: £6m), the (loss)/profit for the period attributable to shareholders was £(83)m (2003: £97m).

Movement in Total Capital

Total capital, reserves and dated loan capital has decreased from £4,100m at 31 December 2003 (restated) to £3,900m at 30 June 2004. The movement in shareholders’ funds comprises the after tax loss attributable to shareholders of £83m, interim dividend of £47m, preference dividend of £5m, an increase in issued share capital of £8m, and an exchange loss of £45m, primarily attributable to the weakening of the Canadian dollar and the Danish kroner. Dated loan capital has decreased due to foreign exchange movements by £19m and minority interests have decreased by £9m.

Capital Position

Regulated Capital Developments

The regulatory position continues to develop, with the UK FSA particularly active. The FSA continue to consult on the proposed regulatory changes that affect the Group and, in common with others in the industry, we continue to have active discussions with the FSA on these. It remains clear that regulatory capital requirements are set to increase over the next few years and the way in which these requirements are introduced and applied is of critical importance.

The Group endorses and welcomes the introduction of more sophisticated and risk based regulatory solvency requirements.

The FSA has recently published PS04/16 (previously CP190) and PS04/20 (previously CP204), which deal with the Enhanced Capital Requirements and Insurance Groups Directive, respectively and the Group has continued to develop its long term capital plans to ensure compliance with these proposed requirements.

The Insurance Groups Directive is now expected to be a hard test from 31 December 2006, although a soft test will apply from 1 January 2005 and public reporting will be required as at 31 December 2005. The Enhanced Capital Requirement proposals are a soft test from 31 December 2004.

We remain confident that we will be compliant with these regulations on implementation.

Capital actions

As previously referred to in this press release the Group has recently undertaken a number of significant strategic and capital actions. These include the disposals of our UK and Scandinavian life businesses, the rewording of our Euro denominated subordinated debt, the raising of Upper Tier II subordinated debt and the repayment of our Yen denominated subordinated loan.

Press Release	6

Risk Based Capital Position

Although there is uncertainty relating to future regulatory developments, the Group’s internally developed risk based capital (RBC) assessment remains a valid basis of monitoring the capital position and highlighting developments. The model used by the Group is being developed, in particular in order to ensure full compliance with the requirements of the Integrated Prudential Source Book, which is being introduced by the FSA.

The RBC approach compares the actual available capital at 30 June 2004 with an estimation of the general business capital requirement calculated in accordance with the methodology. We have also included supplementary information showing the proforma capital position post the 30 June 2004 strategic and capital actions.

The available capital is adjusted for intangible items such as goodwill.

In summary the calculation is as follows:

Available Capital

	£m	£m
Total capital, reserves and dated loan capital at 30 June 2004		3,900

Add Claims equalisation (taxed)	235
Less Goodwill	(190)

		45

		3,945
Adjust for capital attributed to life operations
– UK life	(570)
– Overseas life	(329)

		(899)

		3,046
Less
– Contingent liability for future adverse claim development (taxed)		(170)
– US reorganisation cost not yet incurred		(206)

		2,670

RBC requirement
2004 forecast NWP	5,350
Capital requirement @ 40%		2,140

Indicated surplus		530

Post 30 June 2004 actions
New capital debt raising (net of Yen loan repayment)	300
Codan Life disposal	310
UK Life disposal	500

		1,110

Prospective surplus post 30 June 2004 actions		1,640

The indicated surplus of £530m as at 30 June 2004 has reduced from the £693m shown at the three months 2004. This is primarily due to short term fluctuations in investments for the first six months.

The capital attributable to life operations comprises the shareholders’ funds and contingent loan finance provided to the life operations to the extent that such funds and finance are required to meet regulatory requirements.

A deduction is made for the balance of contingent liabilities of £200m. As indicated earlier, this represents potential adverse development in prior year claims that may arise in the future as a result of further developments such as court judgments. For the purposes of capital assessment it is appropriate to deduct the contingent liability in determining the capital position. Partial tax relief is assumed.

The US reorganisation provision represents the outstanding balance of the $500m cost of reorganisation indicated with the nine months 2003 results. Of this, $133m has been incurred in total and the cost has also been impacted by currency movements. The US restructuring charge deducted from risk based capital allows for funding of a large element of the US FRS 17 liability.

The capital requirement has been calculated by reference to the net written premium forecast for the Group in 2004.

Press Release	7

The proforma adjustments reflect the announced actions to raise additional debt capital and the disposal of our life operations in Scandinavia and most recently the UK generating significant amounts of capital taking the prospective surplus to £1,640m.

Regulated Capital Position

Set out below is the regulated capital position of the principal regulated entity, RSAI Plc, at 30 June 2004. We have also included supplementary information showing the proforma capital position post the 30 June 2004 strategic and capital actions.

	£m	£m
At 31 December 2003
Shareholders’ funds after deducting inadmissible assets and required minimum margin (RMM) of dependants		1,910

RMM of RSAI Plc at 31 December 2003		(650)

Excess over RMM at 31 December 2003		1,260

Q2 2004
Estimated impact of Solvency 1		(400)
Reduction in capital position		(143)

Excess over RMM at 30 June 2004		717

Post 30 June 2004 actions
New capital debt raising (net of Yen loan repayment)	300
Codan Life Disposal	150
UK Life Disposal	650

		1,100

Prospective surplus post 30 June 2004 actions		1,817

The surplus over the required minimum margin of RSAI plc at 30 June is estimated to be £717m and is calculated under current Solvency 1. The position has reduced from the £880m shown at the first quarter of 2004. This reduction in surplus is caused by short term investment fluctuations and a net increase in inadmissible assets, partly offset by management actions.

Deductions are made from the shareholders’ funds in respect of inadmissible assets. Inadmissibles include intangible assets, assets in excess of counterparty limits and other inadmissible assets as defined by the UK FSA.

No deduction is made for the contingent liabilities of £200m. This is a potential future item and would only be reflected as and when booked. This also applies to the US reorganisation provision that represents the outstanding balance of the $500m cost of reorganisation indicated with the nine months results of 2003. If these deductions were made it would affect capital.

The required minimum margin (RMM) is the other deduction to shareholders’ funds. The RMM is calculated per the UK FSA and is the higher of the minimum guarantee fund of €3m, the premium method or the claims method calculations.

The requirement of Solvency 1 came into effect on 1 January 2004. This increased solvency requirements within the regulatory framework. The Group successfully applied to the UK FSA for a waiver relating to discounting very long dated general insurance claims liabilities. The value of the waiver is £400m compared with the applicable discount of £500m. The directors currently expect to apply for a renewal when the waiver expires on 30 September 2004. Other changes introduced by Solvency 1 reduce solvency by approximately £300m. These primarily relate to additional capital charges for liability business. The overall impact is approximately £400m including the disallowed discount of £100m.

Net Asset Value Per Share

The net asset value per share, after adding back claims equalisation provisions net of tax, is 101p (31 December 2003 restated: 107p). These amounts reflect the number of shares in issue at the balance sheet date adjusted for the bonus element of the rights issue in October 2003. At 6 August 2004 the net asset value per share, after adding back claims equalisation provisions net of tax, was estimated at 101p.

Dividend

The directors have declared an interim ordinary dividend of 1.65p per share. The interim dividend will be payable on 30 November 2004 to shareholders on the register at the close of business on 20 August 2004. Shareholders will be offered a SCRIP dividend alternative. The second preference share dividend for 2004 will be payable on 1 October 2004 to holders of such shares on the register at the close of business on 3 September 2004.

Press Release	8

EXPLANATORY NOTES

1.	Accounting Policies

The Group adopted Urgent Issues Task Force (UITF) abstract 38 during Q1 2004, which changes the presentation of the Group’s own shares held within the ESOP trusts. Previously these shares were recognised as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. The financial impact of this accounting policy change is to reduce shareholders’ funds by £15m and the comparatives have been restated. The Statement of Recognised Gains and Losses also reflects the reversal of £39m of provision for diminution in value charged in earlier years. There is no impact on the result for the quarter.

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs, amortisation of goodwill, amortisation of goodwill in acquired claims provisions, amortisation and write off of present value of acquired in force business, dated loan capital interest, exceptional gain on long term insurance business, profits and losses, and goodwill write back on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 2,866,208,858 shares in issue during the period (excluding those held in ESOP trusts). The number of shares in issue at 30 June 2004 was 2,889,321,090.

In order to calculate the comparative earnings per ordinary share the basic and diluted earnings per ordinary share and Group operating earnings after tax per ordinary share (based on longer term investment return) in Q2 2003 have been restated to take account of the bonus element of the rights issue in October 2003.

Press Release	9

4.	Life Business

An analysis of the life business can be summarised as follows:
	Shareholders'	Shareholders'	Sub Total	Contingent	Total
	Funds	Accrued		Loan
		Interest		Finance
	£m	£m	£m	£m	£m

UK
Phoenix	—	334	334	—	334
With Profits	390	—	390	235	625

Overseas
Scandinavia	314	—	314	—	314
Other	15	—	15	—	15

Shareholders’ interest in life	719	334	1,053	235	1,288

Other shareholders’ funds – UK	257	—	257	—	257

	976	334	1,310	235	1,545
Less: available to
support general business	345	234	579	67	646

Capital attributable to life	631	100	731	168	899

This table reflects all of the Group’s capital deployed in the life business, whereas previously we had shown the amount of life capital not available to support our general business.

Following the change in accounting policy in 2003, the Group does not recognise the value of internally generated long term insurance business in its accounts. The Group’s value of the long term insurance business at 30 June 2004 was £472m (31 December 2003: £501m) excluding shareholders’ accrued interest of £334m (31 December 2003: £321m). This represents the amount considered by the directors, based on internal actuarial advice, to be the value of the shareholders’ interest in the long term business funds not already recognised under the modified statutory principles of profit recognition.

On 24 June 2004 we announced the sale of our Scandinavian life business. This will be broadly at net assets.

On 30 July 2004 we announced the disposal of our UK Life business. It is estimated that there may be a loss on disposal of £60m before any tax effects.

The principal assumptions used to calculate the value of the UK long term business are:

	30 June	30 June
UK Assumptions	2004	2003
	%	%
Investment returns
Equities	7.59	6.95
Fixed interest	5.09	4.45
Expense inflation	3.50	3.00
Discount rate	8.60	8.10
Risk margin in discount rate	4.85	5.00

Press Release	10

5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2004. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 8% of the Group’s general business written in the UK, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £156m at 1 January 2004. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact. There was minimal impact on the Group’s longer term investment return in the six months results.

The essence of the agreement is that Munich Re has agreed to take an 8% share of most of the risks that we cover this year. As a result, we transferred to them £156m of premiums written last year, which will be earned this year, as well as £167m of premiums written in the six months. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will be returned to us. That will increase our headline premiums at that point. While the agreement is in force we will continue to disclose its premium effect so that meaningful comparisons can be made.

6.	Year End Results 2003

The results for the year ended 31 December 2003 and the balance sheet at that date, which have been included as comparatives in the six months results, are not statutory accounts but have been abridged from the statutory accounts as restated per note 1 on page 9. A copy of the statutory accounts for that year, on which the independent auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or, 237(3) of the Companies Act, 1985, has been delivered to the Registrar of Companies.

FURTHER INFORMATION

There is a Supplementary Information pack available.

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ presentation, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 10.00am today.

The third quarter 2004 results will be announced on 11 November 2004. At third quarter we will host a conference call for analysts.

From 4 September we will have moved to new premises. Our new registered address will be 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD.

Press Release	11

CONSOLIDATED PROFIT & LOSS ACCOUNT

			Restated +
	6 Months		6 Months		12 Months
	2004		2003		2003
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m

General business net premiums written	2,488		3,654		6,630
Life business net premiums written	553		757		1,473

General business result	277		338		83
Life business result	57		75		168
Other activities	(33)		(62)		(111)

GROUP OPERATING RESULT	301		351		140
(based on longer term investment return) *

Interest on dated loan capital	(29)		(28)		(53)
Claims equalisation provisions	(18)		(15)		(24)
Amortisation of goodwill	(9)		(13)		(24)
Amortisation of goodwill in acquired claims provisions	(7)		(10)		(19)
Amortisation and write off of present value of acquired in force business	—		(67)		(66)
Exceptional gain on long term insurance business	—		—		444
Reorganisation costs	(46)		(99)		(202)

Group operating profit	192		119		196
(based on longer term investment return) *
Short term investment fluctuations	(189)		85		(34)

Profit on ordinary activities before exceptional items and tax	3		204		162
(Loss)/profit on disposal of subsidiary undertakings	(21)		(4)		16
Goodwill writeback on sale of business	—		—		(324)

(Loss)/profit on ordinary activities before tax	(18)		200		(146)
Tax on Group operating result	(93)		(108)		(43)
(based on longer term investment return) *
Tax on other movements	46		11		(174)

(Loss)/profit on ordinary activities after tax	(65)		103		(363)
Attributable to equity minority interests	(18)		(6)		(19)

(Loss)/profit for the period attributable to shareholders	(83)		97		(382)
Cost of preference dividend	(5)		(5)		(9)
Cost of ordinary dividend	(47)		(29)		(111)

Transfer (from)/to retained profits	(135)		63		(502)

Group operating earnings after tax per ordinary share	6.1	p	11.6	p	2.5	p
(based on longer term investment return) *
Earnings per ordinary share # +	(3.1	)p	5.2	p	(19.6	)p
Diluted earnings per ordinary share # +	(3.1	)p	5.2	p	(19.6	)p

*	See note 2 on page 9
#	See note 3 on page 9
+	Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

		Restated +
	6 Months	6 Months	12 Months
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

(Loss)/profit for the period attributable to shareholders	(83)	97	(382)
Exchange	(45)	126	(12)

Total shareholders’ consolidated (loss)/profit arising in the period	(128)	223	(394)

Prior year adjustment	39

Total shareholders’ consolidated recognised gains since 31 December 2003	(89)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

		Restated ˆ +	Restated ˆ
	6 Months	6 Months	12 Months
	2004	2003	2003
	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m
Shareholders’ funds at 1 January (as reported)	3,001	2,231	2,231
Prior year adjustment	(15)	(15)	(15)

Shareholders’ funds at 1 January (as restated)	2,986	2,216	2,216
Share capital issued and increase in share premium	8	—	960
Total shareholders’ recognised (losses)/profits	(128)	223	(394)
Goodwill written back	—	—	324
Dividends	(52)	(34)	(120)

Shareholders’ funds at 30 June/31 December	2,814	2,405	2,986

ˆ	See note 1 on page 9
+	Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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SUMMARY CONSOLIDATED BALANCE SHEET

			Restated ˆ +	Restated ˆ
		30 June	30 June	31 December
		2004	2003	2003
		(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m
ASSETS
Intangible assets		190	237	216
Investments
Land and buildings		719	553	698
Interests in associated undertakings		28	101	122
Other financial investments	– Equities	1,035	1,020	1,085
	– Unit Trusts	664	1,177	777
	– Fixed Interest	11,084	10,723	11,021
	– Other	821	1,098	854
Total investments		14,351	14,672	14,557
Reinsurers’ share of technical provisions		4,156	5,464	4,783
Debtors		4,636	5,015	4,980
Other assets		436	635	494
Prepayments and accrued income		941	1,156	1,026
Long term business policyholders’ assets		27,852	30,666	28,878

Total assets		52,562	57,845	54,934

LIABILITIES
Shareholders’ funds		2,814	2,405	2,986
Equity minority interests in subsidiaries		337	413	346
Dated loan capital		749	786	768

Total capital, reserves and dated loan capital		3,900	3,604	4,100

Technical provisions		17,154	19,433	18,542
Equalisation provisions		335	309	319
Borrowings		402	614	434
Other liabilities		2,919	3,219	2,661
Long term business policyholders’ liabilities		27,852	30,666	28,878

Total liabilities		52,562	57,845	54,934

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 11 August 2004.

ˆ	See note 1 on page 9
+	Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	6 Months	6 Months	12 Months
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Net cash inflow from operating activities pre quota share	113	441	308
Quota share portfolio transfer	105	(14)	(18)
Contingent loan finance repaid from/(paid to) long term business funds	85	43	(160)

Net cash inflow from operating activities post quota share	303	470	130
Dividends from associates	3	3	8
Servicing of finance	(31)	(33)	(77)
Taxation (paid) / refunded	(24)	14	(6)
Capital expenditure	(41)	(12)	(39)
Acquisitions and disposals	99	736	865
Dividends paid on equity shares	(76)	(29)	(57)

	233	1,149	824
Issue of ordinary share capital	—	—	960

Cash flow (pre investment)	233	1,149	1,784

Investment activities
Purchases of investments	202	1,065	1,527
Reduction in borrowings	31	84	257

Net investment of cash flows	233	1,149	1,784

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities to the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions have been subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

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Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainties as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Contingent liability

As announced with the six months 2003 results, the Group commissioned an independent review of its general business claims provisions from Tillinghast, the consulting actuaries, during 2003. This review confirmed that the existing Group claims provisions were in a reasonable range, however, the Tillinghast estimate was some £800m higher. Following the review, more work was undertaken by internal and external actuaries in validating the claims position.

At 31 December 2003, the Group had increased its general business claims provisions as a result of this work. In addition, a contingent liability of £200m had been identified and remains outstanding at 30 June 2004 in respect of potential adverse claims development. This reflects the inherent uncertainty in determining some aspects of general business claims provisions, in particular very long tail business and claims dependant on court judgements.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

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Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of mesothelioma can have a latent period of up to 40 years;
•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however remote, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come.

Financial enhancement products

In the UK, US and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into, for which a premium of £124m was ceded, which reduced the Group’s exposure in relation to these products in the UK. This arrangement was commuted in July 2004 following a review of remaining exposures. Further information on financial enhancement products in the US is discussed below.

US financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2004 amount to £21m. The ultimate loss estimates for the CDO products is £189m against which we have made payments of £26m and have established total provisions of £131m.The ultimate loss estimate over the life of the CDO products is based on a model that utilises S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

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Reinsurance

The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers, including from the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Rating agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group since 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries, the progress of the actions announced on 7 November 2002 and 4 September 2003 to improve that position, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. In December 2003 the FSA granted a waiver, expiring in September 2004, in respect of the claims discounting provisions within Solvency 1. All waivers are for a limited period. The directors currently expect to apply for a renewal when the waiver expires. There is however a risk that the waiver may not be renewed in which event other options may need to be considered to ameliorate the adverse solvency impact.

The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements. The directors believe that, following the actions announced, including the rights issue, recent revisions to the Group’s debt position and strategic disposals, the Group will comply with the new regulatory requirements.

UK Life

We have agreed with the FSA that, to the extent that there is insufficient realistic surplus within the funds, future increases in the costs of misselling will be borne by the shareholder.

The FSA is reviewing the framework for individual capital adequacy standards, which will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. Individual capital guidance will apply to with profits and non profit businesses and may result in guidance that a life insurer should hold more capital than either the ‘realistic’ requirement or the minimum requirement calculated pursuant to the EU Life Directive, which are prescribed by the rules. The FSA currently proposes to implement the new rules in the second half of 2004. We have commenced discussions with the FSA on the ICA and provisional figures have been presented.

On 30 July 2004 the disposal of our UK Life operations was announced. The transaction requires shareholder approval and is conditional upon regulatory clearance from the FSA and other approvals.

US regulatory capital

The consolidated US regulatory capital and surplus position as at 30 June 2004 is $1,360m. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £279m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to ongoing litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

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Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 31 December 2003, the loan portfolio had a face value of approximately $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions were Wells Fargo Bank Minnesota, NA (Wells Fargo), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitisation. These actions are all pending in US district court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. On 30 September 2003, the Court granted summary judgement to MBIA and Wells Fargo. The Court then entered a Judgement on 10 October 2003, which was superseded by a corrected judgement entered on 27 October 2003. Royal Indemnity filed its notice of appeal from the judgement on 29 October 2003. On 26 March 2004, the Court granted summary judgement on similar terms to PNC Bank and Wilmington Trust. Royal Indemnity filed its notice of appeal from the judgement on 26 April 2004.

Calculated through 30 June 2004, the total amount awarded by the foregoing summary judgements was approximately $512m (including, as of the calculation date, additional accrued claims, prejudgements interest and post judgement interest).

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity has filed recovery actions against certain trucking school entities. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Strategic and operational review

The programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. This is particularly so in relation to our US operation where a relatively new management team is in place.

The restructuring plans in the US are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the US will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects.

Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

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